Westco Investment Corp.
FINANCIAL STATEMENTS
September 30, 2022

Westco Investment Corp.

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-38452

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/21 (MM/DD/YY) AND ENDING 09/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Westco Investment Corp.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

77 Hempstead Avenue
(No. and Street)

Lynbrook	NY	11563
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ana R. Carter	516-593-5070	acarter@westcofinancialgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group, LLC
(Name – if individual, state last, first, and middle name)

400 Old Forge Lane, Ste 401	Kennett Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5020
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James G, Westmacott, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Westco Investment Corp., as of September 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LORI B. BARRETT
NOTARY PUBLIC - STATE OF NEW YORK
No. 01BA6304444
Qualified in Nassau County
My Commission Expires May 27, 2026

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Westco Investment Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Westco Investment Corp. as of September 30, 2022, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Westco Investment Corp. as of September 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Westco Investment Corp.'s management. Our responsibility is to express an opinion on Westco Investment Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Westco Investment Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of net capital under rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Westco Investment Corp.'s financial statements. The supplemental information is the responsibility of Westco Investment Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital under rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, CPAs

We have served as Westco Investment Corp.'s auditor since 2015.
Kennett Square, Pennsylvania
November 18, 2022

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

Westco Investment Corp.

Balance Sheet
September 30, 2022

ASSETS

Current Assets	
Cash	$ 21,244
Commissions receivable	4,238
Marketable securities	105,160
Total Current Assets	130,642
Fixed Assets	
Furniture, fixtures, and equipment, less	
Accumulated depreciation of $30,951	-0-
TOTAL ASSETS	**$ 130,642**

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities	
Commissions payable	$ 1,669
Federal and state tax payable	3,654
Accrued expenses	10,078
Total Current Liabilities	15,401
Deferred Tax Liability	3,416
Total Liabilities	18,817
Shareholder's Equity	
Common stock (200 shares authorized,	
no par value, 100 shares issued and outstanding)	51,000
Paid in capital	42,800
Retained earnings	18,025
Total Shareholder's Equity	111,825
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$ 130,642**

See Notes to Financial Statements.

Westco Investment Corp.

Statement of Income

For the Year Ended September 30, 2022

REVENUE

Commissions	$ 106,291
Interest and dividends	1,288
Short term and tong term capital gains on Mutual Funds	7,303
Loss on securities	(26,637)
TOTAL REVENUE	88,245

EXPENSES

Commissions	24,170
Salaries	21,012
Rent	11,000
General and administrative	837
Insurance	4,506
Professional fees	26,250
Regulatory Dues and Fees	6,704
Computer services	6,853
Payroll taxes	2,209
Pension expense	851
TOTAL EXPENSES	104,392
Loss before Provision for Income Taxes	(16,147)
Provision for Income Taxes	(4,896)
NET LOSS	$ (11,251)

See Notes to Financial Statements.

Westco Investment Corp.
Statement of Changes in Shareholder's Equity
For the Year Ended September 30, 2022

	Common Stock	Additional Paid in Capital	Retained Earnings	Dividends	Total
Shareholder's Equity October 1, 2021	$ 51,000	$ 42,800	$ 45,776	$ (16,500)	$ 123,076
	-	-	(11,251)		(11,251)
Shareholder's Equity September 30, 2022	$ 51,000	$ 42,800	$ 34,525	$ (16,500)	$ 111,825

Common stock, no par value, 200 shares authorized, 100 issued.

See Notes to Financial Statements.

Westco Investment Corp.
Statement of Cash Flows
For the Year Ended September 30, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$ (11,251)
Adjustments to Reconcile Net Income to Net	
Cash Used in Operating Activities	
Depreciation	-
Change in securities value	18,060
Increase in commissions receivable	(2,490)
Increase in accounts payable	-
Increase in commissions payable	165
Decrease in federal and state tax payable	(600)
Decrease in deferred tax liability	(7,459)
NET CASH USED BY OPERATIONS	(3,575)

CASH FLOWS FROM FINANCING ACTIVITIES

Shareholder Dividends	-
NET CASH USED BY FINANCING ACTIVITIES	-
NET DECREASE IN CASH	(3,575)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	24,819
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 21,244

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for Federal and State corporate taxes	$ -

See Notes to Financial Statements.

Westco Investment Corp.
Notes to Financial Statements
September 30, 2022

Note 1 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Nature of Operations</u>

Westco Investment Corp. (the "Company") began operations in 1986. The Company is a full-service broker dealer and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company is located in the State of New York and is licensed to do business in New York.

<u>Cash and Cash Equivalents</u>

For the statement of cash flows, the Company includes cash on deposit and cash on hand with original maturities less than three months to be cash equivalents.

<u>Investments</u>

Investments in marketable securities with readily determinable fair values and all investments in debt securities are reported at their fair value in the statement of financial position. Unrealized gains and losses are included in the statement of income.

<u>Furniture, Fixtures, and Equipment</u>

Furniture, fixtures, and equipment are carried at cost and depreciated on an accelerated method with a useful life of five to seven years.

<u>Certain Significant Estimates</u>

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

<u>Revenue Recognition</u>

On October 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include the following:

Mutual Fund and 12b1 Fees

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

Allowance for Doubtful Accounts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $-0- for the year ended September 30, 2022.

Marketable Securities

The Company classifies marketable securities, which consists of investments in marketable equity securities, as "trading securities." Under this classification, investments are stated at fair value.

	Costs	Unrealized Gains	Unrealized Losses	Fair Value
Equity Securities	$ 92,960	$ 12,200	$ 0	$ 105,160

Note 2 - INCOME TAXES

The Company accounts for income taxes under Accounting Standards Codification 740, Income Taxes "ASC 740". ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial losses and the tax basis of assets and liabilities for both the expected future tax benefit to be derived from tax losses and tax credit carry forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Internal Revenue Code Section 382 "IRC 382" places a limitation on the amount of taxable income that can be offset by carry forwards after a change in control (generally greater than a 50% change in ownership).

The table below summarizes the differences between the Company's effective tax rate and the statutory federal rate as follows for the period ended September 30, 2022:

	2022
Statutory federal rate	21.00%
State tax	7.00%
Effective tax rate	28.00%

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. The components of the net deferred tax liability for the year ended September 30, 2022 was as follows:

	2022
Unrealized gain on securities owned	$ 12,200
Deferred tax liability	$ 3,416

The provision for income taxes for the year ended September 30, 2022 is $2,563. $2,563 is current and consists of $1,938 in Federal income tax and $625 in State income tax. The Company decreased its deferred provision by $7,459 to $3,416.

Note 3 – CREDIT RISK

The Company has a substantial portion of its cash located in banks, which are insured for only $250,000 through FDIC insurance. Concentration of a credit risk is inherent, when failure of the bank could result in the Company being able to recoup only a portion of its cash. Although at September 30, 2022, deposits did not exceed the $250,000 FDIC limit, the possibility exists that cash deposits can go above the federally insured limit.

Note 4 – FAIR VALUE MEASUREMENT

The Financial Accounting Standards Board's Accounting Standards Codification ("FASB ASC") defines fair value as the price that would be received upon sale of an asset or paid upon transfer of liability in orderly transaction between market participants at the measurement date and in the principal or most advantageous market for the asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

The FASB ASC specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with the codification under GAAP, the following summarizes the fair value hierarchy:

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.
Level 2 Inputs - Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.
Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

Westco Investment Corp.
Notes to Financial Statements
September 30, 2022

The FASB ASC requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value, measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

	Level 1	Level 2	Level 3	Total
Calamos Growth & Income	$ 27,956	$ -0-	$ -0-	$ 27,956
First Eagle US Value	26,091	-0-	-0-	26,091
iShares Core S & P 500	22,822	-0-	-0-	22,822
Ivy Balanced	25,792	-0-	-0-	25,792
SPDR S&P 500	2,166	-0-	-0-	2,166
Money Market	333	-0-	-0-	333
	$ 105,160	$ -0-	$ -0-	$ 105,160

Note 5 - FIXED ASSETS

Fixed assets at September 30, 2022, consist of the following:

Furniture fixtures, and equipment	$ 30,951
Less accumulated depreciation	30,951
Book value	$ -0-

Note 6 – TRANSACTIONS WITH RELATED PARTIES

The Company leases its office space from a related party. There is no lease commitment and rent is paid on a monthly basis. Rent expense under this arrangement for the year ended September 30, 2022 was $11,000, which includes $0 due as of September 30, 2022.

Westco Investment Corp. shares the same office space with three other related entities. Each entity pays their share of expense based on a percentage of use. These percentages are determined by the actual usage of the space and the employees' time spent working for the entity.

Note 7 – SIMPLE RETIREMENT PLAN

The company has established a cash or deferred arrangement SIMPLE IRA retirement plan. The plan matches 100% of employee contributions, up to 3% of gross pay. For the year ending September 30, 2022 employer expense was $851.

Note 8- <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2022, the Company had net capital of $98,274 which was $93,274 in excess of its required net capital of $5,000.

Note 9- <u>SUBSEQUENT EVENTS</u>

Management has evaluated the need for disclosures and/or adjustments resulting from subsequent events through November 18, 2022. Based on this evaluation, no adjustments were required to the Financial Statements as of September 30, 2022.

Westco Investment Corp.

Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
September 30, 2022

		Unaudited Part IIA
COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	111,825
Total ownership equity qualified for net capital		111,825
Deductions and/or additions:		
Add: Deferred tax credit		3,416
Non-allowable assets from Statement of Financial Condition:		
Accounts receivable		(2,488)
Net capital before haircuts on securities positions		112,753
Less: Haircuts and undue concentration		(14,479)
Net capital	$	98,274
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of Aggregate Indebtedness)	$	1,027
Minimum dollar net capital requirement of reporting broker-dealer		5,000
Net capital requirement (greater of above)		5,000
Excess net capital	$	93,274
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement		
of reporting broker-dealer	$	92,274
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness from Statement of Financial Condition	$	15,401
Deduct:		
Deferred tax liabilities		
Total aggregate indebtedness	$	15,401
Ratio of aggregate indebtedness to net capital		15.67%

There are no material differences between the preceding calculation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of September 30, 2022.

The accompanying notes are an integral part of these financial statements.

Westco Investment Corp.
Exemption Report
For the Fiscal Year Ended September 30, 2022

Westco Investment Corp. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C. F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R 15c3-3 under the following provision of 17 C.F.R §240.15c3-3: (k)(2)(i)

And

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k)(2)(i) throughout the most recent fiscal year ended September 30, 2022 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.



James G. Westmacott, President

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Westco Investment Corp.

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) Westco Investment Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Westco Investment Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Westco Investment Corp. stated that Westco Investment Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Westco Investment Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westco Investment Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, CPAs

Kennett Square, Pennsylvania
November 18, 2022

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com